Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 8 DATED NOVEMBER 28, 2016
TO THE OFFERING CIRCULAR DATED AUGUST 15, 2016

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated August 15, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 15, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose a modification to our Minimum Purchase Requirements, specifically increasing the purchase requirement for additional purchases of our common shares beyond the initial purchase.

Minimum Purchase Requirements

The following information supersedes in their entirety the information provided in the sections of the Offering Circular captioned “Questions and Answers About This Offering — Questions about the Offering — Is there any minimum investment required?” and “How To Subscribe — Minimum Purchase Requirements”:

Beginning November 30, 2016, new investors must initially purchase at least 100 common shares in this offering, or $1,000 based on the current offering price per share. In our Manager’s discretion, we may in the future increase or decrease the initial minimum investment amount for new purchasers. We will disclose any new investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect. Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts. Any change to the minimum investment amount will apply only to new purchasers.

Similarly, any additional purchase beyond your initial investment must be for a minimum of 100 additional common shares, or a minimum of $1,000 based on the current offering price per share. In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount required for additional purchases of our common shares beyond the initial purchase. Factors that our Manager may consider in modifying the minimum investment amount for investments beyond the initial purchase include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, the amount of money raised in investments beyond initial purchases, and the average investment amount of such purchases.

Commissions

The following information supersedes and replaces the ninth paragraph on the second cover page of the Offering Circular:

All sales of our common shares through the Realty Mogul Platform will be executed through North Capital Private Securities Corp. (“NCPS”) or Mogul Securities, LLC (“Mogul Securities”) both of which are registered broker-dealers that are member firms of FINRA.  Mogul Securities is an affiliate of our Sponsor and of our Manager, and is a wholly owned subsidiary of Realty Mogul, Co.  Our Sponsor has entered into a Selling and Distribution Agreement with each of NCPS and Mogul Securities. Pursuant to each Selling and Distribution Agreement, our Sponsor will pay up to a 1.00% commission on the proceeds from the sale of any shares that the broker executed. These commissions will not be paid by, or charged to, either the Company or its investors.  Currently, all sales of our common shares are anticipated to be executed through NCPS.  Certain employees of Realty Mogul, Co. are also registered representatives sponsored by NCPS and/or Mogul Securities. We anticipate that NCPS’s and Mogul Securities’ activity on our behalf will be conducted largely by such registered representatives, and a portion of the sales commission received by NCPS or Mogul Securities will be paid to those registered representatives.  Other than those registered representatives and Mogul Securities, no other affiliate of Realty Mogul, Co. will be acting as a broker or dealer in connection with this offering.

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about Expenses — Will any upfront selling commissions be paid?”:

Q:           Will any upfront selling commissions be paid?

A:                                  Our Sponsor has entered into a Selling and Distribution Agreement with each of NCPS and Mogul Securities.  Pursuant to each Selling and Distribution Agreement, our Sponsor will pay up to a 1.00% commission on the proceeds from the sale of any shares that the broker executed.  Currently, all sales of our common are anticipated to be executed through NCPS.  Certain employees of Realty Mogul, Co. are also registered representatives sponsored by NCPS and/or Mogul Securities. We anticipate that NCPS’s and Mogul Securities’ activity on our behalf will be conducted largely by those employees.  Other than those registered representatives and Mogul Securities, no other affiliate of Realty Mogul, Co. will be acting as a broker or dealer in connection with this offering.

The following information supersedes the corresponding information located in the section of the Offering Circular captioned “Management Compensation” and all other corresponding references to selling commissions to be paid by our Sponsor:

Broker Sales Commission — NCPS or Mogul Securities and Realty Mogul Affiliated Employees

Realty Mogul, Co. will provide funding to our Sponsor to pay a sales commission of up to 1.00% to Mogul Securities or NCPS for its services in the sale of our shares. A portion of that sales commission will be paid to employees of our affiliates, who are serving as registered representatives in the sale of our shares.

Actual amounts are dependent upon the offering proceeds we raise. The broker sales commission, assuming the maximum amount of this offering is raised and a 1.00% commission is paid on each executed sale, will be $500,000.

These amounts will be paid by our Sponsor and will not be charged to either the Company or its investors.

The following information supersedes and replaces the second paragraph of the section of the Offering Circular captioned “Plan of Distribution”:

Our Sponsor has entered into a Selling and Distribution Agreement with each of NCPS and Mogul Securities.  Pursuant to each Selling and Distribution Agreement, our Sponsor will pay up to a 1.0% commission on the proceeds from the sale of any shares that the broker executed. These commissions will not be paid by, or charged to, either the Company or its investors.  Additionally, our Sponsor will pay the broker for any reimbursements, including miscellaneous expenses such as mailing or copy charges, which shall not exceed $1,000 in the aggregate, and such reimbursements are items of value under FINRA rules. All items of value shall not exceed 10% of the proceeds of the offering in the aggregate. Currently, all sales of our common shares are anticipated to be executed through NCPS.  Certain employees of Realty Mogul, Co. are also registered representatives sponsored by NCPS and/or Mogul Securities. We anticipate that NCPS’s and Mogul Securities’ activity on our behalf will be conducted largely by such registered representatives, and a portion of the sales commission received by NCPS or Mogul Securities will be paid to those registered representatives. These dual employees also receive compensation from Realty Mogul, Co., a portion of which is considered an item of value under FINRA rules.